

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

David Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church Street
Suite 234
Evanston, IL 60201

      Re: Iroquois Valley Farmland REIT, PBC
          Post-Effective Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed June 5, 2020
          File No. 024-10919

Dear Mr. Miller:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Offering Statement on Form 1-A

General

1. Please provide Management's Discussion and Analysis in accordance with Item 303 of Regulation S-K. To the extent you intend to incorporate this information by reference to your 1-K, please specifically do so and provide a hyperlink. See General Instruction III of Form 1-A.

2. Please provide the tables and other disclosure, to the extent material, in accordance with Items 14 and 15 of Form S-11 with respect to your leased properties. With respect to the mortgages, please provide disclosure regarding the loans outstanding and the amount to be received in each of the next 10 years and thereafter and provide information regarding the average interest rates applicable to your outstanding loans.

3.   We note your disclosure that you expect to offer the shares until you raise the maximum amount being offered, unless terminated by your board at an earlier time. Please revise to include a termination date. See Rule 251(d)(3)(i)(F).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brett Heeger, Esq.